APPENDIX A

TO

Master Custodian Agreement

(as of November 1, 2020)

Management Investment Companies Registered with the SEC and Portfolios thereof

Syntax ETF Trust

Syntax Stratified U.S. Total Market Hedged ETF

Syntax Stratified U.S. Total Market ETF

Syntax Stratified LargeCap ETF

Syntax Stratified MidCap ETF

Syntax Stratified SmallCap ETF

Information Classification: Limited Access